Exhibit 28A

First Chicago Credit Card Master Trust II

Excess Spread Analysis—January 2003

Series	* 1999-X	1999-Y
Deal Size	$750MM	$550MM
Expected Maturity	06/16/2003	08/15/2003

Yield	15.67%	18.42%
Less: Coupon	1.59%	1.63%
Servicing Fee	1.28%	1.50%
Net Credit Losses	4.65%	5.46%
Excess Spread:
January-03	8.15%	9.83%
December-02	10.46%	10.46%
November-02	10.03%	10.04%
Three Month Average Excess Spread	9.55%	10.11%

Delinquency:
30 to 59 Days	1.25%	1.25%
60 to 89 Days	0.85%	0.85%
90+ Days	1.73%	1.73%
Total	3.83%	3.83%

Payment Rate	30.28%	30.28%

*	Results are skewed downward due to the calculation methodology during the accumulation period.